UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

TRXADE GROUP, INC.
(Name of Issuer)

Common Stock, $0.00001 par value per share
(Title of Class of Securities)

89846A207
(CUSIP Number)

Prashant Patel
3840 Land O’ Lakes Blvd Land O’ Lakes, Florida 34639
(800) 261-0281
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 14, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89846A207	Schedule 13D	Page 2 of 6

1.	Name of Reporting Person Prashant Patel
2.	Check the Appropriate Box if a Member of a Group. (a) [X] (b) [ ]
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). [ ].
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,680,208 shares*
	8.	Shared Voting Power 416,667 shares
	9.	Sole Dispositive Power 1,680,208 shares*
	10.	Shared Dispositive Power 416,667 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,096,875 shares*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares. [ ].
13.	Percent of Class Represented by Amount in Row (11) 26.0%
14.	Type of Reporting Person IN

* Includes Options to purchase 5,208 shares of common stock of the Issuer which have vested as of the date of this filing, and which vest in the next 60 days, as discussed below under Item 3.

CUSIP No. 89846A207	Schedule 13D	Page 3 of 6

1.	Name of Reporting Person Rina Patel
2.	Check the Appropriate Box if a Member of a Group. (a) [X] (b) [ ]
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). [ ].
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 416,667 shares
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 416,667 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 416,667 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares. [ ].
13.	Percent of Class Represented by Amount in Row (11) 5.2%
14.	Type of Reporting Person IN

CUSIP No. 89846A207	Schedule 13D	Page 4 of 6

This Amendment No. 1 (the “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on December 31, 2014 (the “Schedule 13D”), by Prashant Patel and Rina Patel, each a “Reporting Person” and collectively, the “Reporting Persons.” Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule 13D. Except as expressly amended and supplemented by this Amendment, the Schedule 13D is not amended or supplemented in any respect, and the disclosures set forth in the Schedule 13D, other than as amended herein are incorporated by reference herein.

Item 1. Security and Issuer

This Statement relates to the common stock, $0.00001 par value per share (the “Common Stock”), of Trxade Group, Inc., a Delaware corporation (the “Issuer” or the “Company”). The principal executive offices of the Issuer are located at 3840 Land O’ Lakes Blvd, Land O’ Lakes, Florida 34639.

Item 2. Identity and Background

(a) This Statement is being filed by Prashant Patel and Rina Patel.

Prashant Patel (“Mr. Patel”) and Rina Patel (“Mrs. Patel”) are husband and wife.

(b) Mr. Patel’s business address is c/o Trxade Group, Inc., 3840 Land O’ Lakes Blvd, Land O’ Lakes, Florida 34639.

Mrs. Patel’s residence address is 1202 Merry Water Dr, Lutz, FL 33548.

(c) Mr. Patel’s principal business occupation is the President and member of the Board of Directors of the Issuer.

Mrs. Patel’s principal occupation is a clinical_pharmacist.

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Patel and Mrs. Patel are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and modified to include the following (which shall be in addition to the information previously included in the Schedule 13D):

On May 13, 2019, Mr. Patel was granted options to purchase 16,667 shares of the Company’s common stock with an exercise price of $2.64 per share, which vest at the rate of 6.25% of such options quarterly (beginning on March 30, 2019), over four years, and have a term of 10 years. As of the date of this filing, options to purchase a total of 5,208 of such shares have vested to Mr. Patel, and which vest in the next 60 days (the “Options”).

On April 14, 2020, the Board of Directors and the Compensation Committee of the Board of Directors of the Company approved the award to Prashant Patel, the Company’s President, of a bonus for calendar 2019, in order to reward such officer for the accomplishments of the Company in 2019. Specifically, the Committee and the Board awarded Mr. Patel a bonus equal to 50,000 shares of common stock, which award vested immediately.

CUSIP No. 89846A207	Schedule 13D	Page 5 of 6

Item 4. Purpose of the Transaction

The information set forth in Item 3 is hereby incorporated by reference into this Item 4.

The Reporting Persons acquired the securities for investment purposes. In the future, depending on general market and economic conditions affecting the Issuer and other relevant factors, the Reporting Persons may purchase additional securities of the Issuer or dispose of some or all of the securities they currently own from time to time in open market transactions, private transactions or otherwise.

The Reporting Persons do not currently have any plans or proposals which relate to or would result in the following described:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a) As of the close of business on June 29, 2020, the Reporting Persons beneficially own in aggregate 2,096,875 shares of Common Stock representing 26.0% of the 8,062,337 shares of the Company’s issued and outstanding Common Stock on such date as confirmed by the Company. As of the close of business on June 29, 2020, Mr. Patel beneficially owns an aggregate of 1,680,208 shares of Common Stock representing 20.8% of the shares of the Company’s issued and outstanding Common Stock on such date, including 400,000 shares held by the Patel Trust 2010, which trust Mr. Patel serves as Trustee of, and which shares he is deemed to beneficially own, and Options to purchase 5,208 shares of Common Stock which had vested to Mr. Patel, and which vest within 60 days of such date, and Ms. Patel beneficially owns an aggregate of 416,667 shares of Common Stock representing 5.2% of the shares of the Company’s issued and outstanding Common Stock on such date as confirmed by the Company.

(b) Mr. Patel has the sole power to vote or to direct the vote of 1,680,208 shares of Common Stock (including the 5,208 Options which have vested to date, and which vest in the next 60 days) and shared power to vote or direct the vote of 416,667 shares of Common Stock held by Mrs. Patel. Mrs. Patel has the sole power to vote or to direct the vote of no shares of Common Stock and shared power to vote or direct the vote of 416,667 shares of Common Stock.

(c) See Item 3, above.

(d) No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by the Reporting Persons.

(e) N/A.

CUSIP No. 89846A207	Schedule 13D	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 29, 2020

/s/ Prashant Patel
Prashant Patel

/s/ Rina Patel
Rina Patel